PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900   FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com   Email: corporate@peterhambro.com

08th July 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

[redacted]

09046532

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir and Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 1st July 2009 Director's Dealings;
- 26th June 2009 Notification of Transactions of Directors, Persons Charging Managerial Responsibility or connected persons;
- 25th June 2009 Results of AGM & Update;
- 4th June 2009 Director's Dealings;
- 2nd June 2009 Directorate Change;
- 28th May 2009 Notice of Annual General Meeting;
- 26th May 2009 Notification of Major Interest in Shares – Malavasia Enterprises Inc.;
- 7th May 2009 Production Report for Q1 2009 and Interim Management Statement;
- 5th May 2009. Purchase of USD 40 million 7% Gold Equivalent Exchangeable Bonds;
- 29th April 2009. Notification of Major Interest in Shares – Vanguard Precious Metals and Mining Fund;
- 24th April 2009. Notification of Major Interest in Shares –Legal & General Group Plc;
- 24th April 2009. Notification of Major Interest in Shares – Capital Research and Management Company;
- 24th April 2009. Notification of Major Interest in Shares – Baring Assets Management;
- 22nd April 2009; Holdings in Company.

Yours faithfully

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

1st July 2009

PETER HAMBRO MINING PLC

DIRECTORS DEALINGS

Peter Hambro Mining plc ("PHM" or "the Company") has been advised by Philotus Holdings Limited ("Philotus"), a company associated with Peter Hambro and Pavel Maslovskiy, that due to the successful merger of PHM and Aricom plc ("Aricom"), the 90,000,000 ordinary shares in Aricom, which were charged as security for Philotus' contractual obligations (a regulatory announcement to this extent was issued by Aricom on 14 January 2009), were exchanged for 5,625,000 ordinary shares in PHM.

Consequently, as continuing security for Philotus' contractual obligations, on 29 June 2009 Philotus has executed a charge over 5,625,000 ordinary shares in PHM, which replaces the previous charge over 90,000,000 ordinary shares in Aricom.

Enquiries:

Peter Hambro Mining Plc **+44 (0) 20 7201 8900**
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin **+44 (0) 20 7653 6620**
David Simonson
Tom Randell

JPMorgan Cazenove **+44 (0) 20 7155 2828**
Patrick Magee
Joe Seifert

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

26 June 2009

Peter Hambro Mining Plc (the Company)
Symbol: POG

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Following the approval by shareholders at the Annual General Meeting held on 25 June 2009 of the Peter Hambro Mining Plc Long-Term Incentive Plan (the **Plan**), the following director and PDMR has received on 25 June 2009 a conditional performance share award (an **Award**) under the Plan. The Award in respect of ordinary shares of £0.01 each in the share capital of the Company was made at nil consideration and, upon vesting, the shares will be acquired for nil consideration. Shares delivered pursuant to this Award shall either be issued by the Company or allocated by the group's Employee Benefit Trust from existing shares held by the trust to sub-funds for the benefit of the participant and his family. Performance criteria for the Awards will be measured over the three financial years of the Company from 2009 until 2012, and with potential vesting on the third anniversary of grant subject in normal circumstances to the individual having remained in employment.

The notifications below are all made in accordance with DTR 3.1.4R(1)(a), notice of the transaction having been received by the Company from the PDMR and director listed below on 25 June 2009.

Director/PDMR	Number of Shares Awarded
Brian Egan	58,333

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900

Alya
Samokhvalova
Charles
Gordon
Rachel Tuft
Heather Williams

Merlin +44 (0) 20 7653 6620

David Simonson

Tom Randell

JPMorgan Cazenove +44 (0) 20 7155 2828

Patrick Magee /Joe Seifert

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

RESULTS OF AGM & UPDATE

25 June 2009

Peter Hambro Mining Plc (the "Company" or the "Group") announces that the Annual General Meeting of the Company was held at 12 noon today. All of the resolutions proposed, as set out in the notice of the meeting to shareholders dated 20 May 2009, were duly passed on a show of hands.

Full details of the proxy votes received from shareholders prior to the meeting for each resolution will be made available on the Company's website www.peterhambro.com.

Following the AGM, a presentation was given to shareholders on the progress of the Group's production plans and development projects. The following comments were made about production and costs:

Production

- Gold production for the first 5 months has been slightly above plan and the Pioneer project's Phase 2 is currently on track to commission in July, with ramp up to full production expected during the third quarter. Subject to any unexpected commissioning problems, production for the full year is expected to be towards the upper end of the Company's forecast range of 460,000-510,000 oz (published on 6 March 2009). Further detail on production is expected to be published in the Company's trading update (20 July 2009).

Costs

- Underlying unit production costs are in line with plan. As forecast, production volume increases and the processing of high grade material that has been encountered have had a corresponding beneficial effect on unit costs-per-ounce.
- As part of the Company's stated aim to increase financial transparency, it has been decided that, in addition to publishing Gold Institute Standard (GIS) production costs, it expects to publish a more detailed and comprehensive production cost analysis. The 2009 Interim Statement, expected to be released on 27 August 2009, will contain this data for the first time.

In accordance with Listing Rule 9.6.2, two copies of the resolutions passed at the Annual General Meeting will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Peter Hambro Mining Plc +44 (0) 20 7201 8900
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin +44 (0) 20 7653 6620
David Simonson
Tom Randell
Maria Suleymanova

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

4th June 2009

Director's Dealings

Peter Hambro Mining plc ("PHM") announces that it been notified by Peter Hambro, Chairman, and Dr. Pavel Maslovsky, Chief Executive, of the information set out below.

Peter Hambro and Pavel Maslovskiy, and their associates, have, under the terms of the original financing transaction, chosen to settle their previously disclosed equity derivative transaction with Goldman Sachs International ("GSI) by electing to repay GSI by physical settlement of 3 million ordinary shares in PHM previously stock lent to GSI at an equivalent price of £11.40 per PHM share.

GSI has previously hedged this transaction and as such a minimal number of shares will be sold in the market.

As previously announced, the financing transaction was entered into on 17 July 2006 between Peter Hambro Limited ("PHL"), a company associated with Peter Hambro, and GSI for a period of two years, principally for the purpose of acquiring shares in Aricom PLC, and was extended for a further year on 18 June 2008. PHL undertook the financing transaction on behalf of itself and Macaria Investments Limited, a company associated with Pavel Maslovskiy.

Mr. Hambro's associates' share of the transfer to GSI is 777,778 shares and Dr. Maslovskiy's associates' share is 2,222,222 shares. Following the transfer to GSI described above, Mr. Hambro and his associates' shareholding in PHM will be 10,042,843 shares (representing 5.9% of PHM) and Dr. Maslovskiy and his associates' shareholding in PHM will be 18,224,756 shares (representing 10.65% of PHM).

Mr. Hambro and his associates further hold a nominal value of US$7.45 million of the convertible bonds due in August 2010 issued by Peter Hambro Mining Group Finance Limited ("Convertible Bonds") and convertible at their option 577,671 into ordinary shares in PHM.

Dr. Maslovskiy and his associates further hold a nominal value of US$6.95 million of the Convertible Bonds which are convertible at their option into 538, 901 ordinary shares of PHM.

Enquiries:

Peter Hambro Mining Plc	**+44 (0) 20 7201 8900**
Alya Samokhvalova	
Charles Gordon	
Rachel Tuft	
Merlin	**+44 (0) 20 7653 6620**
David Simonson	
Tom Randell	
Maria Suleymanova	
JPMorgan Cazenove	**+44 (0) 20 7155 2828**
Patrick Magee /Joe Seifert	

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

2 June 2009

Directorate Change

Peter Hambro Mining plc (the "Company") announces the retirement of Sir Rudolph Agnew as a Non Executive Director with effect from 2 June 2009 and the appointment of Charles McVeigh III as a Non Executive Director which will take effect on 25 June 2009, following the annual general meeting of the Company.

In accordance with Listing Rule 9.6.13 (1), Mr McVeigh has advised the Company that he is the Chairman of Citigroup's Corporate and Investment Banking-Global Wealth Management Partnership and a director of EFG-Hermes and Savills plc. Mr McVeigh has confirmed that there are no other details to be disclosed under Listing Rule 9.6.13 (2) to (6).

The Company also announces the appointment of Peter Hill-Wood as Senior Independent Director with immediate effect. Mr Hill-Wood has been a director of the Company since 2003.

Peter Hambro, Chairman, commented:

"I am sorry to lose the services of Sir Rudolph as a fellow director. We have been very lucky to have had the wisdom and experience of one of the giants of the mining industry on our Board for as long as we have and, personally, I am very grateful for all the help that I have received from him, and particularly so at the turn of the year as we went through our merger with Aricom and our transition to Main Board listing. He has been a tower of strength and his wise counsel is much appreciated. The Board and I quite understand his desire to step back from the demands of board membership and Pavel Maslovskiy and I are glad that he has agreed to remain as a consultant to the Company.

We are delighted that Charles McVeigh has agreed to join the Board and look forward to his appointment on 25 June 2009."

Sir Rudolph Agnew commented:

"It gives me great pleasure that the shares of Peter Hambro Mining plc have been included in the FTSE 250 Index, following its merger with Aricom. I have been a director since the Company's shares were listed on AIM in 2002 and, having seen it through the merger as Senior Independent Director and as Senior Non Executive Director through its admission to the Main Board, I think that at my advanced age the time has come for me to seek fewer board appointments.

It has been a great pleasure working with Peter Hambro and Pavel Maslovskiy and the team that we have built up and I am sure that the progress we have made together will continue."

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to take advice from a person authorised under the Financial Services and Markets Act 2000 who specialises in advising in connection with shares and other securities.

If you have sold or otherwise transferred all of your shares in Peter Hambro Mining Plc please send this document, together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank, or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of shares in Peter Hambro Mining Plc you should retain this document and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

This document should be read in conjunction with the Annual Report and Accounts in respect of the year ended 31 December 2008, which was posted to shareholders on 1 May 2009.

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of
Annual General Meeting
to be held on 25 June 2009

Notice of the Annual General Meeting, which is to be held at 12 noon on Thursday 25 June 2009 at 11 Grosvenor Place, London SW1X 7HH is set out on pages 14 to 19. A form of proxy for use in relation to the Annual General Meeting is enclosed.

The action to be taken by shareholders is set out on page 5. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a form of proxy in accordance with the instructions printed on the enclosed form of proxy. To be valid, the form of proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registrars, by post to: Capita Registrars (Proxy Processing Department), at PO Box 25, Beckenham, Kent BR3 4BR; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible but in any event so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting at the Annual General Meeting in person.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900   FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com   Email: corporate@peterhambro.com

Directors:

Peter Hambro	(Chairman)
Dr Pavel Maslovskiy	(Chief Executive)
Brian Egan	(Chief Financial Officer)
Sir Rudolph Agnew	(Non-Executive Director)
Sir Malcolm Field	(Non-Executive Director)
Lord Guthrie	(Non-Executive Director)
Peter Hill-Wood	(Non-Executive Director)
Sir Roderic Lyne	(Non-Executive Director)

20 May 2009

To shareholders and, for information only, to warrantholders

Dear Shareholder

Annual General Meeting 2009

I am writing to inform you that the Annual General Meeting (the "**AGM**") of Peter Hambro Mining Plc (the "**Company**") will be held at 12 noon on Thursday, 25 June 2009 at 11 Grosvenor Place, London SW1X 7HH. The formal Notice of the AGM and resolutions to be proposed are set out on pages 14 to 19 of this document.

Resolutions to be proposed at the AGM

Resolutions 1 to 9 and 12 are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 10, 11, 13 and 14 are proposed as special resolutions. This means that for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

ORDINARY BUSINESS

Annual Report and Accounts (Resolution 1)

Shareholders will be asked to receive and adopt the Annual Report and Accounts of the Company for the year ended 31 December 2008 together with the report of the auditors, which were posted to shareholders on 1 May 2009.

Directors' Remuneration Report (Resolution 2)

Shareholders will be asked to receive and approve the Directors' Remuneration Report for the year ended 31 December 2008 which is on pages 30 to 34 of the Annual Report and Accounts.

Auditors (Resolution 3)

The Company is required at each general meeting at which accounts are presented to appoint auditors to hold office until the next such meeting. The Board has given consideration to the appointment of auditors following the recent merger with Aricom plc and recommends the appointment of Deloitte LLP as the new auditors of the Company for the year ending 31 December 2009.

Re-appointment of Directors (Resolutions 4 to 8)

Sir Malcolm Field, Sir Roderic Lyne and Brian Egan, who were each appointed as a Director on 22 April 2009, retire in accordance with Article 85 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Peter Hambro and Peter Hill-Wood retire in accordance with Articles 90 and 91 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

The Board considers that each of these Directors demonstrates commitment and effectiveness in their role. The Board has also reviewed the composition of the Board as a whole and borne in mind the need for a proper balance of skills and experience. The Board has therefore carefully considered the position of the above Directors and, given that each of these Directors is eligible for reappointment, the Board recommends their re-election.

SPECIAL BUSINESS

Authority of Directors to allot shares (Resolution 9)

The authority given to the Directors to allot further shares in the capital of the Company requires the prior authorisation of the shareholders in general meeting under section 80 Companies Act 1985. Upon the passing of Resolution 9, under paragraph (i) of that resolution, the Directors will have authority to allot shares up to an aggregate nominal amount of a maximum of £570,278 which is equivalent to approximately 33 per cent. of the current issued ordinary share capital as at 20 May 2009, being the latest practicable date before the posting of this circular. This authority will expire immediately following the Annual General Meeting in 2010 or on 30 June 2010, whichever is the earlier.

In addition, in accordance with the recently updated guidance from the Association of British Insurers (ABI) on the expectations of institutional investors in relation to the authority of directors to allot shares, upon the passing of Resolution 9, under paragraph (ii) of that resolution the Directors will have authority to allot ordinary shares of £0.01 each in capital of the Company ("the **Ordinary Shares**") up to an additional £570,278, representing a further 33 per cent. to the amount authorised in Resolution 9, paragraph (i). This represents in aggregate a maximum of £1,140,556, which is equivalent to approximately 66 per cent. of the current issued ordinary share capital. However, the Directors will only be able to allot those shares for the purposes of a rights issue in which the new shares are offered to existing shareholders in proportion to their existing shareholdings. This authority will also expire immediately following the next Annual General Meeting or on 30 June 2010, whichever is the earlier.

As a result, if Resolution 9 is passed, the Directors could allot shares representing up to two-thirds of the current issued share capital pursuant to a rights issue. However, if the Directors do conduct a rights issue and the number of shares issued exceeds one-third of the issued share capital and the monetary proceeds from the rights issue exceed one-third of the Company's pre-

issue market capitalisation, then, in accordance with the ABI's guidance, the Directors will all offer themselves for re-election at the Annual General Meeting following the decision to make the rights issue.

Partial disapplication of pre-emption rights (Resolution 10)

Under the Act, the Directors require authority from shareholders before allotting new shares (or rights in respect of shares) or selling any Ordinary Shares which the Company may purchase and elect to hold as treasury shares for cash without first offering them to existing shareholders in proportion to their existing holdings. Resolution 10, which will be proposed as a special resolution will, if passed, disapply the statutory pre-emption rights for issues of Ordinary Shares for the following purposes:

(a) to enable rights issues, open offers or equivalent offers to be implemented on a basis which enables the Directors to make arrangements to deal with (*inter alia*) fractional entitlements and overseas securities laws;
(b) to enable the issue of shares pursuant to share option schemes adopted by the Company; and
(c) in addition to the above, authorising the issue of Ordinary Shares up to an aggregate nominal amount of £85,541 (equivalent to 5 per cent. of the issued share capital of the Company as at the date of this Notice of AGM).

Such authority, if given, will expire at the conclusion of the Annual General Meeting of the Company in 2010 or 30 June 2010, whichever is earlier. Following the implementation of The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "**Regulations**"), this authority extends to any subsequent sale of equity securities which have been held in treasury.

Authority to purchase shares (Resolution 11)

The Company's Articles of Association permit the Company to purchase its own Ordinary Shares subject to shareholders' prior approval being obtained in accordance with the Act. It is proposed that the Company be authorised to purchase, subject to the limitations set out in Resolution 11, up to 8,554,174 Ordinary Shares, representing 5 per cent. of its issued share capital as at the date of this Notice of AGM. The resolution specifies the maximum and minimum prices at which such Ordinary Shares may be bought back by the Company. The authority, if given, will expire at the conclusion of the Company's Annual General Meeting in 2010. It is the intention of the Directors only to exercise such authority if satisfied that to do so would be in the best interests of the Company. The Directors have no present intention to make any such purchase.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, the Company is allowed to hold up to 10 per cent. of its own Ordinary Shares in treasury following a buy back, instead of cancelling them as previously required. This will give the Company the ability to re-issue treasury shares quickly and cost-effectively and will provide the Company with additional flexibility in the management of its capital base. Such Ordinary Shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends, are suspended whilst they are held in treasury. If the Board exercises the authority conferred by Resolution 11, the Company will have the option of either holding in treasury or of cancelling any of its own Ordinary Shares purchased pursuant to this authority and will decide at the time of purchase which option to pursue. It will be possible for the Company to transfer Ordinary Shares out of treasury pursuant to an employee share scheme.

Long-Term Incentive Plan (Resolution 12)

The Remuneration Committee of the Company (the "**Committee**") has been undertaking a comprehensive review of the Company's executive remuneration arrangements in conjunction with its independent adviser. Following this review, it is proposed that the Company adopts a long-term equity incentive plan and the Board has concluded that shareholder approval should be sought to adopt the Peter Hambro Mining Plc Long-Term Incentive Plan (the "**LTIP**").

The key features of the LTIP are set out in Appendix 1.

Amendment to Articles of Association (Resolution 13)

Resolution 13 seeks shareholder approval for a number of amendments to the Company's Articles of Association, by way of adoption of new Articles of Association (the "**New Articles**"). The Company is seeking to increase the maximum aggregate amount of fees payable to Non Executive Directors, as explained on page 13. An explanation of this and the minor changes between the proposed and existing Articles of Association is set out in Appendix 2 on page 13 of this document.

Notice Period for meetings (Resolution 14)

This resolution is required to reflect the proposed implementation in August 2009 of the Shareholder Rights Directive, which is expected to be on or before 3 August 2009. At last year's Annual General Meeting the Company's Articles of Association were amended to include a provision allowing general meetings of the Company to be called on the minimum notice period provided for in the Companies Act 2006. For meetings other than an AGM this is currently a period of 14 clear days (rather than the 21 clear days notice previously required by the old Articles and the Companies Act 1985). The regulations implementing the Shareholder Rights Directive will increase the notice period for general meetings of the Company to 21 days unless otherwise approved by shareholders and the Directors would like to preserve the Company's ability to call general meetings (other than an AGM) on 14 clear days notice. In order to be able to do so after the implementation of the Shareholder Rights Directive, shareholders must have approved the calling of meetings on 14 days notice. Resolution 14 seeks such approval. The approval will be effective until the Company's next annual general meeting, when it is intended that a similar resolution will be proposed.

ACTION TO BE TAKEN

You will find enclosed a form of proxy for use at the AGM. Please complete, sign and return the enclosed form as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Forms of proxy should be returned so as to be received by the Company's registrars, by post to: Capita Registrars (Proxy Processing Department), at PO Box 25, Beckenham, Kent BR3 4BR; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible, but in any event no later than 12 noon on 23 June 2009. Completion and return of the form of proxy will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

RECOMMENDATION

Your Directors consider that the proposals described in this letter are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings, amounting in aggregate to 31,431,487 Ordinary Shares, representing approximately 18.37 per cent. of the Company's issued Ordinary Shares.

Yours sincerely,

Peter Hambro
Chairman

Inspection of documents

Copies of the following documents may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company at 10-11 Grosvenor Place, London SW1X 7HH up to and including the date of the AGM and also on the date and at the place of the AGM from 11.30 a.m. until the conclusion of the AGM:

- Executive Directors' service contracts;
- Letters of appointment of the Non-Executive Directors;
- The Register of Directors' interests in Ordinary Shares;
- Memorandum and Articles of Association of the Company;
- The proposed New Articles, with a copy of the existing Memorandum and Articles of Association marked to show the changes being proposed in Resolution 13;
- The draft rules of the Peter Hambro Mining Plc Long-Term Incentive Plan

APPENDIX 1

PETER HAMBRO MINING PLC LONG-TERM INCENTIVE PLAN

INTRODUCTION

The Peter Hambro Mining Plc Long-Term Incentive Plan (the "**LTIP**") will be used to provide equity incentives over ordinary shares in Peter Hambro Mining Plc to selected employees, including Executive Directors. The Remuneration Committee of the Board (the "**Committee**") will oversee the LTIP having regard to market practice within the Company's business sector and the need to incentivise and retain the best people whilst aligning their interests with those of the Company's shareholders.

The LTIP provides for the following types of share award:

(a) options with an exercise price per share not less than the market value of a share at the time of grant ("**Options**");

(b) performance share awards, being awards delivering free shares granted as conditional awards or nil-cost options ("**Performance Share Awards**"); and

(c) deferred bonus awards, being an award of shares in lieu of annual bonus and conditional upon continuing service ("**Deferred Bonus Awards**")

(together the "**Awards**").

The LTIP will be operated by the Board, however the grant of an Award to an Executive Director, its material terms and the exercise of any discretion pursuant to such Executive Director's Award will be determined by the Committee. The Committee will also determine the aggregate level of Awards granted each year under the Plan and the applicable vesting and performance conditions.

The following is a summary of the key features of the LTIP. Unless stated otherwise, the same terms apply to Options, Performance Share Awards and Deferred Bonus Awards.

PLAN LIMIT

At any time, the total number of shares which have been issued or remain issuable pursuant to grants made under the LTIP and under any other employees' share scheme established by the Company, may not exceed ten per cent. (10%) of the shares in issue at that time.

For the purposes of the above limit, treasury shares will be treated as issued and shares which are the subject of lapsed awards shall be excluded.

ELIGIBILITY

Employees (including Executive Directors of the Company) will be eligible but not entitled to participate in the LTIP and participation will be at the Committee's discretion. The Committee intends to grant Awards at both Board and senior management levels.

GRANT OF AWARDS

No payment is required for the grant of an Award.

Awards may be granted upon or shortly following approval and adoption of the LTIP by shareholders and thereafter:

(a) within 42 days following the announcement by the Company of its results for any period; or

(b) at other times when exceptional circumstances have arisen which justify the grant of an Award, such as the recruitment or retention of a senior executive

provided that no Awards may be granted at any time when dealings in shares are prohibited under the Company's dealing code and no Awards may be granted after the tenth anniversary of commencement of the LTIP.

DISTRIBUTIONS

If the Company makes a distribution (including by way of dividend) to its shareholders between the grant of a Performance Share Award or Deferred Bonus Award and the date on which shares are received pursuant to the award, the Committee may, in its absolute discretion, determine that the number of shares subject to the Award shall be increased to reflect the value of the distribution which would have been paid on the shares subject to the Award had such shares been held by the awardholder.

EXERCISE PRICE OF OPTIONS

Options will have an exercise price per share not less than the market value of a share at the time of grant.

INDIVIDUAL LIMIT - OPTIONS AND PERFORMANCE SHARE AWARDS

The aggregate market value of shares subject to Options and Performance Share Awards granted during any financial year of the Company to an individual shall not exceed two hundred per cent. (200%) of his basic salary (measured at the time of grant).

However, in exceptional circumstances (such as a senior executive's recruitment), this limit may be exceeded provided that grant levels will remain within a maximum approved by the Committee.

EXERCISE OR VESTING OF OPTIONS AND PERFORMANCE SHARE AWARDS

Options and Performance Share Awards may be exercised or shall vest (as the case may be) subject to the following conditions:

(i) the awardholder remaining in service with the Company or any of its subsidiaries (together, the "**Group**") for such period as the Committee shall determine being not less than 3 years from the date of grant; and

(ii) satisfaction of appropriate and challenging performance conditions determined by the Committee, having regard to market practice within the Company's business sector and relating to the overall performance of the Company.

Options or Performance Share Awards structured as nil-cost options shall lapse on the tenth anniversary of grant to the extent unexercised.

During the financial year in which the LTIP commences, the Committee intend to grant Performance Share Awards and for those awards the Committee has approved that the following performance conditions shall apply:

(i) 50 per cent of the shares subject to the Performance Share Award shall vest based on a condition relating to total shareholder return (the "**TSR Condition**")

(ii) 50 per cent of the shares subject to the Performance Share Award shall vest based on specific conditions relating to the Company's business development and strategic plans (the "**Operating Conditions**").

The TSR Condition will relate to growth in total shareholder return ("**TSR**") over the three year period from the date of grant until 30 June 2012 relative to the TSR growth of companies in a selected peer group of listed international mining companies (the "**Comparator Group**").

The TSR Condition provides for vesting as follows:

Company rank within the Comparator Group	**Percentage of shares which may be acquired, depending on TSR Condition**
within top decile	50%
at median	25%
below median	NIL

The number of shares which may be acquired on performance by the Company above median but below top decile shall be determined on a straight-line interpolation between the relevant percentages.

TSR is calculated by taking growth in share price and assuming that net dividends declared during the performance period are reinvested. TSR values for the company and companies in the comparator shall be calculated over the first and last thirty consecutive dealing days of the three year performance period.

The full terms of the TSR Condition are set out in the schedule to the draft LTIP rules.

The Committee has approved the Operating Conditions to be measured over the period of three years from grant. The detailed requirements of the Operating Conditions will be communicated to awardholders upon grant and will relate to:

(i) acquisition and development of new high quality resources;

(ii) successful construction and development of existing assets;

(iii) meeting and exceeding budgeted production targets;

(iv) operating safe and efficient mining operations;

(v) strong operating cost control throughout the business; and

(vi) generating synergy benefits from the recent Aricom merger.

In addition, the Performance Share Awards shall not vest unless the Committee is satisfied that:

(i) the performance achieved is a genuine reflection of the underlying financial performance of the Group;

(ii) the Group has complied in material respects with regulatory and licence requirements; and

(iii) the Company has demonstrated good management of shareholder relations.

For Performance Share Awards or Options granted in future years, the Committee will review whether the performance conditions remain appropriate and challenging taking into account the industry's outlook and shareholders' interests. The Committee may adopt revised conditions, which it considers to be no less demanding.

Where events occur which cause the Committee to consider that any established performance condition has become unfair in either direction or impractical, the Committee may amend or replace such condition as it deems appropriate provided such revised or new condition is, in the Committee's opinion, no more and no less difficult to satisfy.

DEFFERED BONUS AWARDS

The Committee may in respect of any financial year of the Company determine that up to 100 per cent of an eligible employee's annual bonus shall be satisfied by the grant of a Deferred Bonus Award.

The number of shares subject to the Deferred Bonus Award will be based on the pre-tax amount of the bonus and the market value of the Company's shares at the time of grant.

A Deferred Bonus Award shall vest subject to the awardholder remaining in service with the Group for such period as the Committee shall determine being not less than 12 months from the date of grant.

CESSATION OF EMPLOYMENT

If an awardholder ceases to be employed by the group by reason of his death, injury, ill-health, disability, redundancy, retirement, as a result of the sale out of the Group of the business or subsidiary by which the awardholder is employed or for any other reason which the Board in its absolute discretion permits, Awards shall become exercisable or immediately vest (as the case may be) and in the case of Options or Performance Share Awards based on the extent to which the Committee determines that the performance conditions have been met or are likely to be met. The number of shares subject to all relevant Awards shall be pro-rated down to reflect the reduced service period.

If an awardholder ceases employment for any other reason prior to his Award vesting or becoming exercisable, his Award will lapse immediately on cessation of employment.

TAKEOVER CHANGE OF CONTROL AND WINDING-UP

In the event of takeover, change of control or winding-up of the Company (other than an internal re-organisation), Awards shall become exercisable or immediately vest (as the case may be) and in the case of Options or Performance Share Awards based on the extent to which the Committee determines that the performance conditions have been met or are likely to be met. The number of shares subject to Awards shall be pro-rated down to reflect the reduced service period.

Alternatively, Awards may, by agreement with the acquiring company, be exchanged for awards over shares in the acquiring company.

In the event of an internal re-organisation of the Company, all Awards will be automatically exchanged for equivalent awards subject to the terms of the LTIP over an appropriate number of new securities.

VARIATION OF SHARE CAPITAL

In the event of any variation in the ordinary share capital of the Company, by way of capitalisation of profits or reserves or by way of any consolidation or sub-division, or reduction of capital or otherwise and in respect of any discount element in any rights issues, or in the event of any payment of a special dividend, the exercise price of an Option and the number of shares subject to an Award may be adjusted in such manner as the Committee determines is appropriate.

VOTING, DIVIDEND AND OTHER RIGHTS

Awardholders will have no voting or dividend rights in respect of the shares subject to Awards until the Awards are exercised or vest.

Shares allotted under the LTIP will rank *pari passu* with the existing shares with the exception of rights attached by reference to a record date prior to the date of exercise or vesting of the relevant Award. Application will be made to the London Stock Exchange for all such shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities.

Awards are non-transferable and non-pensionable.

AMENDMENTS

The LTIP may be amended in any respect by the Committee provided that the prior approval of the Company in general meeting is required for amendments made to the material benefit of awardholders to any provisions relating to:

(a) the persons to whom Awards may be granted;

(b) the overall and individual limits on the number of shares in respect of which Awards may be granted;

(c) the basis for determining awardholders' entitlements to, and the terms of, shares to be provided under the LTIP;

(d) the adjustment of Awards in the event of a variation of share capital; and

(e) the rule relating to amendments to the LTIP.

No amendment may be made to the rules of the LTIP if it would adversely affect the rights of awardholders without the approval of awardholders holding Awards over a majority of the affected shares.

However, minor amendments to the benefit of the administration of the LTIP, to take account of changes in legislation, exchange control, or regulatory treatment or to take account of a corporate transaction, may be made without the need for either of the approvals set out above where such amendments do not alter the basic principles of the LTIP.

The Board may (without shareholder or awardholder approval) modify the terms of the LTIP to obtain or maintain favourable tax treatment (for the awardholders or the Group) and if considered expedient adopt sub-plans suitable for such purpose provided that the terms of the awards granted pursuant to such modifications or sub-plan shall not be materially more favourable overall than the terms of Awards granted under the LTIP as set out in this summary.

INTERNATIONAL

When granting Awards to employees resident outside the United Kingdom, the Board may (without shareholder approval) modify the terms of the LTIP to take account of tax laws or other legal or regulatory requirements in the relevant country and, if considered necessary and expedient, adopt sub-plans suitable for operation in the relevant country, provided that the terms of awards granted such modifications or sub-plan shall not be materially more favourable overall than the terms of Awards granted under the LTIP as set out in this summary.

EMPLOYEE BENEFIT TRUST

The Board may establish an employee benefit trust (an "**EBT**") or use an existing EBT for the purpose of settling Awards made under the LTIP and without seeking further shareholder approval. Any new EBT which is established shall not be capable of holding more than five per cent (5) of the outstanding share capital of the Company at any time.

Awards may be granted to eligible employees under the terms of the LTIP by an EBT. Any Awards granted by an EBT, shall be subject to the recommendation of the Committee, with respect to the terms of such Award and the exercise of any discretions. The same performance, service and other vesting conditions shall be applied to Awards granted by any EBT as are applied to Awards granted in the same year by the Company. Any shares issued to an EBT for the purpose of settling Awards granted by the EBT shall count towards the relevant limits set out above.

APPENDIX 2

EXPLANATION OF THE MAIN CHANGES BETWEEN THE PROPOSED AND EXISTING ARTICLES OF ASSOCIATION

1 Companies Act 2006

A number of amendments are being made to the Articles of Association to reflect the provisions of the Companies Act 2006, including appropriate updates to references to a number of provisions in the Companies Act 1985 and Companies Act 2006.

2 Increase of aggregate amount of Non Executive Directors' fees

The Company's Articles of Association currently provide that the Directors of the Company (other than alternate Directors, and for the avoidance of doubt, executive Directors) are entitled to receive by way of fees a sum not exceeding £600,000 per annum in aggregate.

It is proposed that the new maximum aggregate amount of fees payable to Non Executive Directors be increased from £600,000 to £1,000,000. This increase is necessary to provide headroom for any further Non Executive Director appointments which the Company may consider in the future to be appropriate.

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the seventh Annual General Meeting of the Company will be held at 12 noon on Thursday 25 June 2009 at 11 Grosvenor Place, London SW1X 7HH (the "**Notice**") for the following purposes:

Ordinary Business:

1 To receive and adopt the report of the Directors and the audited accounts of the Company for the year ended 31 December 2008 together with the report of the auditors.

2 To receive and approve the Directors' Remuneration Report for the year ended 31 December 2008.

3 To appoint Deloitte LLP as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

4 To re-elect Sir Malcolm Field, who was appointed during the year and retires pursuant to Article 85 of the Company's Articles of Association and who, being eligible, offers himself for re-election, as a Director.

5 To re-elect Sir Roderic Lyne, who was appointed during the year and retires pursuant to Article 85 of the Company's Articles of Association and who, being eligible, offers himself for re-election, as a Director.

6 To re-elect Brian Egan, who was appointed during the year and retires pursuant to Article 85 of the Company's Articles of Association and who, being eligible, offers himself for re-election, as a Director.

7 To re-elect Peter Hambro who retires by rotation in accordance with Articles 90 and 91 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

8 To re-elect Peter Hill-Wood, who retires by rotation in accordance with Articles 90 and 91 of the Company's Articles of Association and who, being eligible, offers himself for re-election as a Director.

Special Business:

9 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT in substitution for all subsisting authorities to the extent unused:

(i) the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80 CA 1985) up to an aggregate nominal amount of £570,278, and;

(ii) in addition to the authority conferred by sub-paragraph (i) above, the Directors be and they are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot equity securities (within the meaning of section 94 CA 1985) in connection with a rights issue in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements or any legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory or by virtue of shares being represented by depositary receipts or otherwise howsoever) up to an additional £570,278 comprising, together with the authority conferred by sub-paragraph (ii) above, an aggregate nominal amount of £1,140,556.

provided that the authorities conferred by sub-paragraphs (i) and (ii) above shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or 30 June 2010, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities or equity securities (as the case may be) to be allotted after such expiry and the Directors may allot relevant securities or equity securities (as the case may be) in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Directors be and they are hereby empowered, pursuant to section 95 of the Companies Act 1985 (the "**Act**"):

(i) subject to the passing of Resolution 9 set out in the notice of the meeting at which this resolution is being considered, to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority given in accordance with section 80 of the Act by the said Resolution 9; and

(ii) to allot equity securities where such allotment constitutes an allotment of securities by virtue of section 94(3A) of the Act,

as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with or the subject of an offer or invitation, including a rights issue or open or equivalent offer, open for acceptance for a period fixed by the Directors, to holders of ordinary shares of £0.01 each in the capital of the Company (the "**Ordinary Shares**") and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, including equity securities which, in connection with such offer or invitation, are the subject of, or the arrangements for which provide for, such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise;

(b) pursuant to the terms of any share option scheme adopted by the Company; and

(c) (otherwise than pursuant to sub-paragraphs (a) to (b) above) up to an aggregate nominal amount of £85,541.

and shall expire at the conclusion of the Annual General Meeting of the Company in 2010 or 30 June 2010, whichever is the earlier, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements and all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

11 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Company be and is hereby generally and unconditionally authorised, pursuant to and in accordance with section 166 of the Companies Act 1985 (the "**Act**"), to make a market purchase or market purchases (within the meaning of section 163(3) of the Act) of its ordinary shares of £0.01 each in the capital of the Company (the "**Ordinary Shares**") in such a manner and on such terms as the Directors may from time to time determine provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be so acquired is 8,554,174 or, if the ordinary shares in the Company have a nominal value other than £0.01 each, such number as has an aggregate nominal value equal to £85,541;

(b) the minimum price which may be paid for each Ordinary Share is nominal value;

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is not more than 5 per cent. above the average of the middle market quotations derived from the London Stock Exchange for the five business days immediately preceding the date of purchase of the Ordinary Shares;

(d) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company in 2010 unless such authority is revoked, varied or renewed by the Company in General Meeting prior to such time; and

(e) the Company may, prior to the expiry of the authority hereby conferred, enter into a contract or contracts to purchase Ordinary Shares under such authority which will or may be executed wholly or partly after such expiry, and may purchase Ordinary Shares pursuant to such contract or contracts.

12 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT the Peter Hambro Mining Plc Long-Term Incentive Plan (the "**LTIP**") (the principal terms of which are described in Appendix 1 of the Notice and the rules of which are produced in draft to the meeting and, for the purposes of identification, initialled by the Chairman) be and is hereby approved and adopted and the Directors be and are hereby authorised to do all such other acts and things necessary or expedient to carry the LTIP into effect.

13 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association

of the Company in substitution for, and to the exclusion of, the existing Articles of Association with effect from the conclusion of this meeting.

14 To consider and, if thought fit, pass the following resolution as a Special Resolution:

THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days' notice.

Dated 20 May 2009

Registered office:
11 Grosvenor Place,
Belgravia,
London SW1X 7HH

By Order of the Board
Heather Williams FCIS
Company Secretary

Notes:

1. Only members entitled to receive notice, or persons appointed as a proxy/corporate representative, are entitled to attend AGMs and only those entitled to attend will be admitted to the meeting without prior approval of the Company.

2. Every member entitled to attend and vote at the AGM has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member

3. A form of proxy is provided with this notice. Completion and return of such a proxy will not prevent a member from attending the AGM and voting in person.

4. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy holder in the space provided on the enclosed form of proxy. If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name the number of Ordinary Shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

5. To appoint more than one proxy you may photocopy the enclosed form of proxy. Please indicate in the box next to the proxy holder's name the number of Ordinary Shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

6. To be effective, the form of proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) must be deposited with the Company's registrars, by post to: Capita Registrars (Proxy Processing Department), at PO Box 25, Beckenham, Kent BR3 4BR; or by hand to: Capita Registrars, The Registry, 34 Beckenham Road,

Beckenham, Kent BR3 4TU, not less than 48 hours before the time appointed for the AGM or any adjourned AGM.

7. Any person receiving a copy of this Notice as a person nominated by a member to enjoy information rights under section 146 of the Companies Act 2006 (a "Nominated Person") should note that the provisions in this Notice concerning the appointment of a proxy or proxies to attend the meeting in place of a member, do not apply to a Nominated Person as only shareholders have the right to appoint a proxy. However, a Nominated Person may have a right under an agreement between the Nominated Person and the member by whom he or she was nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may have a right under such an agreement to give instructions to the member as to the exercise of voting rights at the meeting.

   Nominated persons should also remember that their main point of contact in terms of their investment in the Company remains the member who nominated the Nominated Person to enjoy information rights (or, perhaps the custodian or broker who administers the investment on their behalf). Nominated Persons should continue to contact that member, custodian or broker (and not the Company) regarding any changes or queries relating to the Nominated Person's personal details and interest in the Company (including any administrative matter). The only exception to this is where the Company expressly requests a response from a Nominated Person.

8. Pursuant to regulation 41(1) of the Uncertificated Securities Regulations 2001 (2001 No. 3755) the Company has specified that only those members registered on the register of members of the Company at 6.00 p.m. on 23 June 2009 shall be entitled to attend and vote at the AGM in respect of the number of Ordinary Shares registered in their name at that time. Changes to the register of members after 6.00 p.m. on 23 June 2009 shall be disregarded in determining the rights of any person to attend and vote at the AGM.

9. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on the above date and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Northern Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID number RA10) no later than 48 hours before the time appointed for holding the AGM or any adjournment thereof, together with any power of attorney or other authority under which it is sent. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Northern Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. For further information relating to the CREST proxy system, please refer to the CREST Manual.

10. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

11. If the Chairman, as a result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company's securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the Financial Services Authority. As a result, any member holding 3% or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the Financial Services Authority.

12. As at 20 May 2009, being the latest practicable date before the publication of this Notice of AGM, the Company's issued capital consisted of 171,083,485 Ordinary Shares carrying one vote each. Therefore, the total voting rights in the Company as at 20 May 2009 are 171,083,485 Ordinary Shares.

13. Copies of the service agreements and letters of appointment between the Company and its Directors and a copy of the Memorandum and Articles of Association and draft rules of the LTIP will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and Bank Holidays excluded) until the date of the meeting and also on the date and at the place of the meeting from 11.30 a.m. until the conclusion of the meeting.

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	PETER HAMBRO MINING PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):__________	☐
3. Full name of person(s) subject to the notification obligation[iii]:	MALAVASIA ENTERPRISES INC
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	21/05/09
6. Date on which issuer notified:	25/05/09
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
	5,553,445	5,553,445	4,622,268	4,622,268		2.70	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,622,268	2.70

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	SOTERAKIS KOUPEPIDES
15. Contact telephone number:	+357-22555800

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	MALAVASIA ENTERPRISES INC
Contact address (registered office for legal entities)	REGISTERED ADDRESS Geneva Place Waterfront Drive PO Box 3469, Road Town Tortola British Virgin Islands MAILING ADDRESS Julia House 3 Themistocles Dervis Street CY-1066 Nicosia PO Box 21612 Cyprus Telephone (for mailing address) +357 22 555 000
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	MALAVASIA ENTERPRISES INC
Contact address	SOTERAKIS KOUPEPIDES Julia House 3 Themistocles Dervis Street CY-1066 Nicosia PO Box 21612 Cyprus
Phone number	+357-22555800
Other useful information (e.g. functional	Director of Malavasia Enterprises Inc

relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

07 May 2009

Production Report for Q1 2009 and Interim Management Statement

Peter Hambro Mining plc ("PHM" or the "Company") today issues its interim management statement for the period from 1 January 2009 to date, in accordance with the UK Listing Authority's Disclosure and Transparency Rules.

Gold Production Report for Q1 2009

Gold Produced ('000 oz)	Q1 2009	Q1 2008	*Q1 2009 vs. Q1 2008*
Pokrovskiy deposit	**40.8**	**46.3**	**(12%)**
Pioneer deposit*	**66.6**	**16.2**	**311%**
Total**	**107.4**	**62.5**	**72%**

** In Q1 2008 all of the gold produced from Pioneer was processed through the Pokrovskiy mill. In Q1 2009 only 10,800oz of the gold produced from Pioneer was processed through the Pokrovskiy mill. Pioneer gold processed at Pokrovskiy is included in the Pioneer deposit figures.*
***Total attributable gold production, in the above tables and elsewhere in this document, is comprised of 100% of production from the Company's subsidiaries. PHM's direct and indirect interest in Pokrovskiy Rudnik, and any interest held by Pokrovskiy Rudnik, is 98.61%.*

Highlights

Production

- First quarter attributable gold production was 107,400 oz, an increase of 72% on the first quarter of 2008 principally due to the effective operations of the Pioneer processing facilities. Pioneer's Stage 1 process facility worked at full capacity. The Group's expected total attributable gold production for 2009 remains between 460,000 oz and 510,000 oz;
- As highlighted in the Company's previous statements, production from the Pokrovskiy mine is expected to decline in 2009 to a total of c.177,000 oz. Q1 production fell by 12% relative to the first quarter of 2008 to 40,800 oz;
- Equipment installation for the Pioneer plant's second line is ongoing with commissioning expected in July and thereafter ramping up to its full capacity by September;
- Preparation for commissioning of seasonal production in June from the Company's alluvial operations and joint ventures is on schedule;
- Operating costs in the first quarter benefited from rouble devaluation against the US$.

Gold Price and Sales

- The average realised gold price for the first quarter of 2009 was US$910/oz (Q1 2008 - US$909/oz);
- The amount of gold sold in the first quarter of 2009 reached 99,053 oz, up 95% on the first quarter of 2008's sales of 50,723 oz.

Project update

- Further exploration works in the first quarter of 2009 at Pioneer have yielded very promising results, establishing continuation of the eastern enriched area at Andreevskaya zone to a depth of 120m, hitting some occurrences of very high grades of up to 600g/t. To the west of Yuznaya zone, a new ore zone, Vostochnaya, was discovered and trench samples established gold mineralisation with grades of 20 – 30 g/t, similar to the Andreevskaya zone. Enriched mineralisation was also encountered at the eastern part of the Bakhmut area yielding average grades of 10g/t for 5m thickness;
- At Malomir, infrastructure construction is continuing with the road to the mine completed and the power line on track to be completed in the near future. The delivery of mining equipment is on schedule;
- At Kuranakh, work is continuing on the Olekma beneficiation plant with the project on track to be completed towards the end of the year;
- Work is continuing on the completion of the design and feasibility study options for the K&S and Garinskoye projects. . The Board is considering the development options available for both deposits in the light of current iron ore and project finance markets. Positive momentum continues at a project level and discussions regarding financing for the projects are ongoing.

Corporate update

- In February the Company raised c.US$105 million gross through issuing 16m shares at £4.50, and purchased a total of US$87 million nominal of its 7% US$180 million Gold Exchangeable Bonds due 2012 at an average price of US$95 plus accrued interest from a number of investors. In addition, the Company purchased a further US$40 million nominal amount at an average price of US$95 plus accrued interest from a number of investors in May, leaving US$53 million nominal Gold Exchangeable Bonds outstanding.
- In March PHM subscribed c.CAD 3.7 million for 6,166,666 new shares in Rusoro Mining Limited ("Rusoro") as part of an equity placing by Rusoro. As a result, the Company now has a c.1.1% stake in the enlarged share capital of Rusoro;
- On 22 April 2009, the Company announced the completion of the merger with Aricom plc and its move from AIM to the London Stock Exchange plc's Main Market;
- Save for the effects of the above transactions, the financial position of the Company at the end of April was not materially changed from that reported at 31 December 2008.

There will be a conference call to discuss the announcement on 07 May 2009 at 14:00 (BST).

Details to access the conference call are as follows:

UK Free Call: **08006940257**
UK Standard International**: +44 (0) 1452555566**
USA Free Call: **18669669439**
Russia Free Call: **81080020972044**

Conference ID: **98212734**

Enquiries:

Peter Hambro Mining Plc **+44 (0) 20 7201 8900**
Alya Samokhvalova
Charles Gordon
Rachel Tuft

Merlin **+44 (0) 20 7653 6620**
David Simonson
Tom Randell
Maria Sulaymanova

Forward-looking statements

This Interim Management Statement contains forward-looking statements. Such forward-looking statements, which reflect management's assumptions made on the basis of information available to it at this time, involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of PHM or the market and economies in which PHM operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this Interim Management Statement are made as at the date of this statement, and PHM undertakes no obligation to update any of its forward-looking statements.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

5 May 2009

PETER HAMBRO MINING PLC
PURCHASE OF US$40 million 7% Gold Equivalent Exchangeable Bonds due 2012

Peter Hambro Mining Plc announces that it has today agreed to purchase a total of $40 million nominal amount of its 7% Gold Equivalent Exchangeable Bonds due 2012 ("GEBs") at an average price of US$95.00 plus accrued interest from a number of investors. The GEBs purchased will be cancelled.

Following these purchases a total of $53 million nominal GEBs will remain outstanding.

Enquiries to:

Peter Hambro Mining **+44 (0) 207 201 8900**

Alya Samokhvalova

Charles Gordon

Rachel Tuft

Financial Services Authority

RECEIVED
2009 JUL 13 A 8:31

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	PETER HAMBRO MINING PLC

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Peter Hambro's acquisition of Aricom increased the company's total voting shares outstanding, which decreased our percent of ownership in Peter Hambro	Yes

3. Full name of person(s) subject to the notification obligation[iii]:	VANGUARD PRECIOUS METALS AND MINING FUND
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	22 April 2009
6. Date on which issuer notified:	27 April 2009
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
				Direct [x]	Indirect [xi]	Direct	Indirect
ISIN: GB0031544546	7,850,000	7,850,000	7,850,000	7,850,000		4.59%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
7,850,000	4.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	**Vanguard Precious Metals and Mining Fund** **c/o The Vanguard Group, Inc.** **Attn: Christopher Wightman**
15. Contact telephone number:	**(610) 503-2320**

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xv]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	
C: Additional information	

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Peter Hambro Mining Plc

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 April 2009
6. Date on which issuer notified:	24 April 2009
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.01	Below 3%		5,917,178			3.458	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Warrants	09/06/2010	22/04/2009	37,867	0.022

Total (A+B)	
Number of voting rights	% of voting rights
5,955,045	3.48

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (5,955,045 - 3.48% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (5,466,942 – 3.19% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (5,466,942 – 3.19% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 171,083,485
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	PETER HAMBRO MINING PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Completion of all-share offer for Aricom plc increased Peter Hambro Mining Plc's total voting rights to 171,083,485	Yes
3. Full name of person(s) subject to the notification obligation[iii]:	CAPITAL RESEARCH AND MANAGEMENT COMPANY
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	22 April 2009
6. Date on which issuer notified:	23 April 2009
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	PETER HAMBRO MINING PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Increase in issued share capital	X

3. Full name of person(s) subject to the notification obligation[iii]:	Baring Asset Management Limited (BAM) OppenheimerFunds, Inc. (OFI)
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	April 22, 2009
6. Date on which issuer notified:	April 24, 2009
7. Threshold(s) that is/are crossed or reached:	5%, 4% (MassMutual fell below the 5% on a consolidated basis; BAM independently fell below the 4% threshold)
8. Notified details:	**Investor Relations contact**

A: Voting rights attached to shares

Class/type of shares *if possible using the ISIN CODE*	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]					
	Number of Shares	Number of Voting Rights [viii]	Number of shares		Number of voting rights [ix]		% of voting rights	
			Direct	Indirect	Direct [x]	Indirect [xi]	Direct	Indirect
ISIN: GB0031544546	4,451,580	4,451,580		6,047,130		6,047,130		3.5346%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Convertible Bonds (ISIN: XS0224133099)	11August 2010		790,905	0.4623%
Warrants (ISIN: GB00B6507Y92)	09 June 2010		625,000	0.3653%

Total (A+B)

Number of voting rights	% of voting rights
7,463,035	4.3622%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [xv]	
A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	
C: Additional information	

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Director of External Communications

Alya Samokhvalova

Phone: +44 (0)20 7201 8900

Fax: +44 (0)20 7201 8901

Email:

as@peterhambro.com

contact@peterhambro.com

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB0031544546							
BAM	*6,760,772*	*6,760,772*	*6,379,003*		*6,379,003*		3.73%
OFI	1,798,000	1,798,000	1,798,000		*1,798,000*		1.05%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,177,003	4.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
As of April 22, 2009, BAM's holdings fell below the 4% threshold to 3.73% of PETER HAMBRO MINING PLC (Issuer). MassMutual's holdings of the Issuer, on a consolidated basis, fell below the 5% threshold to 4.78%. OFI held 1.05% of the Issuer. These calculations are based on outstanding shares of 171,083,485.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Massachusetts Mutual Life Insurance Company is the parent company of BAM and OFI.
14. Contact name:	Jennifer Ryan, Massachusetts Mutual Life Insurance Company
15. Contact telephone number:	413.744.6618

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i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

22 April 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Standard Life Investments Limited that its holding in the Company has increased to 4,202,200 Ordinary shares, representing 5.18% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525